UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.    )*
RAYMOND JAMES FINANCIAL, INC.
(Name of Issuer)

Common Stock
$0.01 Par Value
(Title of Class of Securities)

754730109
(CUSIP Number)

July 1, 1983
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.: 754730109

(1)	NAMES OF REPORTING PERSONS
Thomas A. James
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 13,790,440
(6) SHARED VOTING POWER 117,087 (1)
(7) SOLE DISPOSITIVE POWER 13,790,440
(8) SHARED DISPOSITIVE POWER 117,087 (1)
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,907,527 (1)
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes 108,087 shares of Common Stock owned by the spouse of the reporting person. The reporting person disclaims ownership of these shares.

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Item 1.

Item 1(a)	Name of Issuer:

Raymond James Financial, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

880 Carillon Parkway St. Petersburg, Florida 33716

Item 2.

Item 2(a)	Name of Person Filing:

Thomas A. James

Item 2(b)	Address of Principal Business Office or, if None, Residence:

Thomas A. James c/o Raymond James Financial, Inc. 880 Carillon Parkway St. Petersburg, Florida 33716

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock, $0.01 Par Value

Item 2(e)	CUSIP No.:

754730109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

The information set forth in rows 5 through 11 of the cover page hereto is incorporated herein by reference.

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Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

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SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  February 14, 2019

/s/ Thomas A. James
Thomas A. James

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